Filed by Banco Bilbao Vizcaya Argentaria, S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Banco de Sabadell, S.A.

Commission File No.: 333-281111

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

In relation to the voluntary tender offer launched by BBVA for the entire share capital of Banco de Sabadell, S.A. (“Banco Sabadell”) (the “Offer”), for which the prior announcement was published as inside information on May 9, 2024 (with registration number 2241) and the request for authorisation was submitted to the Spanish Securities Market Commission (CNMV) on May 24, 2024, BBVA informs that, as of today, it has received the notification of the National Commission on Markets and Competition (CNMC) confirming the approval of the economic concentration resulting from the Offer, subject to compliance with the commitments submitted by BBVA. The referred commitments are attached.

In accordance with Article 60 of the Competition Defense Law, this resolution will become effective upon the expiration of the maximum term of 15 business days established for the Minister of Economy to determine whether to refer said resolution to the Council of Ministers. In the event of such referral, the Council of Ministers will have a period of one month to render its decision in accordance with the aforementioned Law.

Attached is BBVA’s press release on the matter.

Madrid, April 30, 2025

Press Release

04.30.2025

CNMC approves the union of BBVA and Banco Sabadell subject to remedies to ensure financial inclusion, territorial cohesion and lending to SMEs and the self-employed

The Spanish National Markets and Competition Commission (CNMC) has authorized in phase two and after 11 months of analysis, the combination of BBVA and Banco Sabadell. With this transaction the combined entity would result in the second-largest Spanish financial institution in terms of credit volume, after CaixaBank. The authorization is subject to a series of unprecedented remedies in the Spanish financial sector.

●

Among the remedies, one that stands out is the commitment to not close branches where there is no other branch within 300 meters; in postal codes with a per capita income below €10,000; where there are fewer than three competitors; or in municipalities with fewer than 5,000 residents.

●	The remedy to maintain the commercial terms and conditions for retail customers, the self-employed and SMEs in postal codes with fewer than four competitors also stands out.

●	Furthermore, BBVA will create an account for vulnerable customers from both Banco Sabadell and BBVA, with no fees and a free debit card, among other conditions.

●

As for SMEs and the self-employed, in addition to not closing any of the Banco Sabadell branches specializing in businesses, BBVA has also committed to maintain working capital credit lines for three years (extendable by two more years, should the CNMC decide to do so) for all SMEs banking with Banco Sabadell and the credit lines and goods import-export facilities for all Sabadell self-employed customers. Moreover, BBVA commits to maintain the total credit volume for SMEs whose aggregated CIRBE[1] credit exposure with BBVA and Banco Sabadell is at least 85%. In the Autonomous Communities where the share of the resulting entity’s SME lending segment will be higher (Catalonia and the Balearic Islands), this remedy will apply to SMEs whose aggregated CIRBE5 credit exposure is at least 50%.

●	In addition, for SMEs and the self-employed in postal codes where there are fewer than four competitors, prices of the new credit flow will not exceed the average price applied at national level.

[1]	Central de Información de Riesgos del Banco de España.

04.30.2025

●	As for the acquiring services market (POS), BBVA has committed to maintain the terms of acquiring services contracted by SMEs and self-employed customers with either BBVA and/or Banco Sabadell.

“The union with Banco Sabadell is a project of growth, which will allow us to increase our lending capacity to businesses and households by an additional €5 billion per year. Furthermore, the remedies that we assume favor financial inclusion, territorial cohesion, credit for SMEs and the self-employed, and preserve competitiveness—especially in places where Banco Sabadell has a greater presence, such as Catalonia”, said BBVA Chair Carlos Torres Vila.

As stated by the CNMC in a press release, “considers that the remedies presented by BBVA are adequate, sufficient and proportionate to solve the problems that this concentration poses for competition in the affected markets.”

Regarding the next steps, following this authorization by the CNMC and as established by Law 15/2007 on the Defense of Competition, the Ministry of Economy has fifteen working days to decide whether to refer the concentration to the Council of Ministers. Should it do so, the Council of Ministers will assess the transaction based on public interest criteria other than the protection of competition, and it must issue its decision within a maximum period of one month (calendar days).

Details of the remedies

The CNMC has approved the BBVA and Banco Sabadell transaction, subject to compliance by BBVA with the following remedies, which will have a duration of three years, unless otherwise indicated.

In order to guarantee financial inclusion, territorial cohesion and protection for vulnerable customers, BBVA commits to:

●	Not closing branches where there is no other nearby branch (BBVA or Sabadell) within a radius of at least 300 meters [Remedy 4.3].

●	Not closing offices in those postal codes with a per capita income of less than €10,000 (205 postal codes) [Remedy 4.4].

●	Not leaving behind any municipality (nor substituting via an agent, a mobile bank or other means) in which there are fewer than three competitors (49) [Remedy 4.1].

●	Customers in these municipalities will be offered the “Correos Cash” service, with two free weekly transactions under €2,500 each [Remedy 4.8].

●	Not closing branches in municipalities with fewer than 5,000 inhabitants where at least one of Banco Sabadell or BBVA operates (140 municipalities) [Remedy 4.5].

04.30.2025

●	Not closing the offices of Banco Sabadell specializing in businesses in all of Spain [Remedy 4.6].

●	Maintaining teller services with the same business hours at all BBVA and Banco Sabadell branches [Remedy 4.7].

●

Creating an account for vulnerable customers, with no opening, administration and maintenance fees; a free debit card and free, unlimited domestic transfers through digital channels, and no fees in currency transfers, among other terms and conditions [Remedy 2].

●

Not closing off-premises ATMs in postal codes where there is only one or no other competitor (currently 11 BBVA off-premises ATMs, to which Banco Sabadell off-premises ATMs will be added) [Remedy 4.10].

●

Maintaining access to Banco Sabadell’s ATM network for all customers of the entities belonging to the Euro 6000 and Cardtronics networks for a period of 18 months, on the same terms they had with Banco Sabadell [Remedy 6.1].

●	Maintaining Banco Sabadell’s current fees policy for ATM withdrawals using cards issued by other banks, for 18 months or until the merger is completed [Remedy 6.2].

With the aim of ensuring lending for SMEs and the self-employed, BBVA commits to the following remedies:2

●

Maintaining the working capital credit lines (financing with a term of one year or less), including those intended for imports and exports of goods, contracted by all SMEs with Banco Sabadell [Remedy 8.1].

●	Maintaining the credit lines and goods import-export facilities with a term of one year or less contracted by all self-employed individuals with Banco Sabadell [Remedy 8.1].

●	Maintaining the total credit volume for SMEs whose aggregated CIRBE[3] credit exposure with BBVA and Banco Sabadell is at least 85% [Remedy 8.2].

●

In those Autonomous Communities where the resulting entity’s market share in the SME segment exceeds 30 percent with an addition greater than 10 percent (in this case, Catalonia and the Balearic Islands), maintaining the total credit volume for SMEs whose aggregated CIRBE7 credit exposure with BBVA and Banco Sabadell is at least 50% [Remedy 8.2].

●	The CNMC will assess the effectiveness of these measures after three years and decide whether to extend them for another two [Remedy 14.7].

2 Unless there is a breach of anti-money laundering regulations or international sanctions; forgery of data is detected; or there is a significant increase in credit risk under the terms set out in the Banco de Espańa’s Circular 4/2017.

3 Central de Información de Riesgos del Banco de España.

04.30.2025

In order to guarantee that commercial terms and conditions are maintained for retail customers, SMEs and the self-employed, BBVA commits to:

●	Maintaining the commercial terms and conditions in postal codes with fewer than four financial institutions (174 postal codes) [Remedy 5.1].

●

Furthermore, for SMEs and the self-employed in these postal codes, new loan prices will not exceed the national average for each rating level and financing product that is granted (174 postal codes) [Remedy 5.4].

●	Maintaining the terms of acquiring services (POS4) contracted by SMEs and self-employed customers with BBVA and/or Banco Sabadell [Remedy 9].

Moreover, in line with previous transactions, BBVA has committed to divest certain levels of stakes in payment processing companies (Redsys, Sistema de Tarjetas y Medios de Pago, Bizum and Servired) as mandated by these companies’ bylaws [Remedy 7].

Finally, BBVA has also committed to make the standard customer service channels available to address any issues related to the implementation of the remedies, and has committed to collaborate with the CNMC to confirm proper compliance with all remedies.

CONTACT DETAILS:

BBVA Corporate Communications

Tel. +34 91 374 63 49

comunicacion.corporativa@bbva.com

For more financial information about BBVA visit:

http://shareholdersandinvestors.bbva.com

For more BBVA news visit: https://www.bbva.com

[4]	Point of sale terminals.

04.30.2025

About BBVA

BBVA is a global financial services group founded in 1857. The bank is present in more than 25 countries, has a strong leadership position in the Spanish market, is the largest financial institution in Mexico and it has leading franchises in South America and Turkey.

BBVA contributes with its activity to the progress and welfare of all its stakeholders: shareholders, clients, employees, providers and society in general. In this regard, BBVA supports families, entrepreneurs and companies in their plans, and helps them to take advantage of the opportunities provided by innovation and technology. Likewise, BBVA offers its customers a unique value proposition, leveraged on technology and data, helping them improve their financial health with personalized information on financial decision-making.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

File C/1470/24, BBVA / Banco Sabadell

COMMITMENTS

[...]

1.	Definitions

◾

Closing of the Proposed Transaction: the transfer to BBVA of the Banco Sabadell shares tendered in the public takeover bid, including all rights inherent to such shares, on the settlement date of said offer, which shall take place after the announcement of the bid result.

◾	Commitments: the obligations assumed by BBVA in this document, conditional upon the Closing of the Proposed Transaction.

◾	Competition Directorate: the Competition Directorate of the Spanish Competition and Market Commission (CNMC).

◾

Merger: a corporate restructuring transaction whereby Banco Sabadell is absorbed and integrated into BBVA, transferring all of Banco Sabadell’s assets and liabilities to BBVA in a single block, resulting in Banco Sabadell’s dissolution.

◾	Parties: jointly, BBVA and Banco Sabadell.

◾

SME: an incorporated company operating in Spain that meets the requirements set forth in Annex I of Regulation (EU) No. 651/2014, namely: a commercial company employing less than 250 persons and having either an annual turnover not exceeding EUR 50 million or an annual balance sheet total not exceeding EUR 43 million.

◾

Resolution: the Resolution issued by the Competition Chamber of the CNMC Board authorizing the Proposed Transaction in the second phase of the merger control procedure, once it becomes effective and enforceable pursuant to Article 58 of the LDC.

◾

Acquisition of Control: the moment when BBVA appoints a number of members to Banco Sabadell’s Board of Directors corresponding to its acquired majority interest, once the Closing of the Proposed Transaction has taken place.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

2.	Commitment in relation to Vulnerable Clients

2.1.

Further to the Acquisition of Control has occurred, the Parties shall identify their respective clients in Spain for whom sufficient information is available to confirm that they meet the eligibility conditions set forth in section 2.2 (the “Vulnerable Clients”), and shall inform them of the possibility of benefiting from a new product (the “Account for Vulnerable Clients”), as described in section 2.4. For other clients in Spain for whom such information is not available, the Parties shall inform their respective clients of the possibility of contracting this product through their respective websites, email and/or mobile applications, as well as through non-digital means by providing visible information at branches and/or by postal mail, depending on the information available to the Parties regarding said clients.

2.2.	For the purposes of this commitment, Vulnerable Clients shall be understood to be those who meet the following cumulative eligibility conditions:

a.	Be a natural person of legal age.

b.	Be a client of Banco Sabadell and/or BBVA.

c.

Receive: (i) a minimum living income; (ii) unemployment benefits as the sole family income, in an amount lower than EUR 400 per month for two consecutive months; or (iii) a pension as the sole family income, in an amount lower than EUR 600 per month for two consecutive months.

d.

Meet the following income and average balance requirements: (i) the sum of the monthly income deposited into the account must be between EUR 5 and EUR 600; and (ii) the average balance of the account holders’ savings must not exceed EUR 2,000.

2.3.	During the term of this commitment, BBVA shall maintain for the Vulnerable Clients the conditions of the Account for Vulnerable Clients as set forth in section 2.4 below.

2.4.	The conditions of the Account for Vulnerable Clients shall include:

a.	Opening of a first account with no administration or maintenance fees for the entire term of the contract.

b.	Opening of a second account with no administration or maintenance fees.

c.	A free debit card.

d.	Unlimited number of payment transactions.

e.	Free and unlimited domestic transfer operations through digital channels.

f.	Waiver of fees for cheque deposits.

g.	Free issuance of bank cheques.

h.	Free cash withdrawals at branch counters.

i.	Free use of the “Correos Cash[1]” service, up to a maximum of two operations per week, each for an amount under EUR 2,500.

j.	Waiver of fees for currency transfer.

[1]	Further information about the service is available through the following link.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

3.	Commitment regarding communications to clients

3.1.

When BBVA decides to unify Banco Sabadell’s commercial offering with its own following the Merger, BBVA shall inform the clients originating from Banco Sabadell, prior to its implementation and in a transparent manner, of any changes in the terms and conditions that may apply to the products and services affecting them. In particular, BBVA shall inform the clients originating from Banco Sabadell, prior to the implementation of the changes, of the following:

a.

The new fees applicable as a result of any modification to a product or service derived from the unification of the commercial offerings, together with the relevant information regarding the fees applied prior to such change.

b.

The effective date of such modification, which shall not be less than 90 days — in the case of individual clients (consumers and self-employed) — and 60 days — in the case of all other clients — from the date of the communication.

c.	The BBVA products for which they meet the established eligibility criteria and which are comparable to, or better than, the products they had contracted with Banco Sabadell.

d.	The client’s rights in the event of a change in conditions.

e.	The client’s freedom to switch to another financial entity.

3.2.

In relation to the communications referred to in section 3.1 above, BBVA shall submit a draft of the communication to the CNMC in advance for its approval, and the CNMC shall confirm its decision to BBVA within 10 business days from the receipt of the draft.

3.3.

This commitment shall apply to all client communications referred to in section 3.1 above, regardless of the means by which they are made, including those communications carried out by electronic means.

3.4.	The commitment shall not apply in the following circumstances:

a.	Institutional or advertising campaigns that BBVA carries out broadly to the public or to a segment thereof.

b.	Bilateral and individualized communications between clients and BBVA, provided that they in any case comply with the obligations set forth in this commitment.

c.	Communications from BBVA directed at large companies. For these purposes, large companies shall be understood as those that exceed the thresholds to be considered SMEs.

3.5.

Following the Acquisition of Control, each Party shall inform its clients, through its respective corporate websites, of the availability of the commercial offering terms of the other Party. To this end, BBVA shall submit a draft of the communication to be published on the corporate websites to the CNMC sufficiently in advance for its approval, and the CNMC shall confirm its decision to BBVA within 10 business days from the receipt of the draft.

4.	Commitment to preserve physical presence in certain territories

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

4.1.

BBVA undertakes not to discontinue its branch presence (nor replace it with an agent, mobile branch, or ATM) in any of the municipalities listed in Annex 1 where, as a result of the Proposed Transaction, the resulting entity is present and there is only one competing branch. This commitment shall also apply to the eight municipalities identified in Annex 1 where one of the Parties is currently present and no competing branches exist.

4.2.	For the purposes of section 4.1 above, it shall be understood that:

a.	The Parties are currently present in those municipalities where they operate a bank branch open to the public on the date of notification of the Resolution.

b.

BBVA shall be deemed to have abandoned a municipality if it closes all its bank branches therein as a consequence of the Proposed Transaction. For clarification purposes, the closure of one branch shall not constitute a breach of this commitment in municipalities where two or more branches of the Parties exist on the date on which the CNMC notifies BBVA of the Resolution.

4.3.	BBVA undertakes not to close Banco Sabadell or BBVA branches where there is no other branch of either Party located within a distance of less than 300 meters.

4.4.

BBVA undertakes not to close any Banco Sabadell or BBVA branches located in postal codes where the net per capita income is below EUR 10,000 as of the date of notification of the Resolution, as listed in Annex 2.

4.5.	BBVA undertakes not to close any branches of the Parties in municipalities with fewer than 5,000 inhabitants where at least one of the Parties is present, as listed in Annex 3.

4.6.

BBVA undertakes not to close any of the corporate clients branches currently operated by Banco Sabadell and to maintain specialized relationship managers in those branches to advise this type of clients

4.7.	In those branches of the Parties that are maintained and that offer cashier services, BBVA undertakes to maintain such services during the same operating hours.

4.8.

BBVA undertakes to offer clients holding accounts contracted at branches located in the municipalities identified in Annex 1 the “Correos Cash” service free of charge, up to a maximum of two transactions per week, each for an amount less than EUR 2,500.

4.9.

In the event of any change in the circumstances considered for the inclusion of the municipalities and postal codes in Annexes 1, 2, and 3 that would require their modification, BBVA shall submit a prior request to the Competition Directorate.

4.10.

BBVA undertakes not to close any of the eleven off-premises ATMs identified in Annex 4 that are located in postal codes where there is also a physical Banco Sabadell branch and where only one additional competitor or none is present. Since these ATMs belong to the agent network, this commitment is conditional upon the non-termination of the contractual relationship with the respective agents for a justified cause arising from the agent’s breach of the agreement or from the agent’s decision to terminate the relationship without BBVA being able to find a replacement. Furthermore, once it has access to the relevant information following the Closing of the Proposed Transaction, BBVA undertakes to include within the scope of this commitment any potential off-premises ATMs of Banco Sabadell located in postal codes where there is a BBVA physical branch and only one additional competitor or none is present.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

5.	Commitment regarding the commercial conditions offered in postal codes with high concentration of branches operated by the Parties

5.1.

With respect to natural persons, self-employed, and SMEs who, as of the date of notification of the Resolution (for BBVA clients) and as of the date of the Acquisition of Control (for Banco Sabadell clients), are clients of the branches of the Parties located in the postal codes listed in Annex 5 where, as a result of the Proposed Transaction, only the Parties or at most two competitors in addition to the Parties are present, BBVA undertakes not to modify the terms and conditions of the products and services[2] already contracted by these clients (whether from BBVA or Banco Sabadell) under the following terms:

a.	For fixed-term products and services, the terms and conditions shall not be modified during the term of the corresponding contract.

b.

For indefinite-term products and services, during the term of this commitment, the terms and conditions in force as of the date of notification of the Resolution (including those contracted thereafter, during the term of the commitment) shall not be modified. If, during the term of this commitment, either of the Parties offers more favorable conditions to clients, such more favorable conditions shall be offered to the clients covered by this commitment either by email or by postal mail, depending on the information available to the Parties regarding such clients.

5.2.

With respect to clients (natural persons, self-employed, and SMEs) of the branches of the Parties located in the postal codes listed in Annex 5, BBVA undertakes not to charge fees for carrying out a transaction at the branch counter when such transaction would have been free of charge under the conditions offered by BBVA or Banco Sabadell as of the date of notification of the Resolution.

5.3.	BBVA undertakes to continue maintaining a single national commercial policy for products and pricing for the SME segment.

[2]	Commitment 5 does not apply to acquiring services, as these are subject to the specific commitment set out in section 9.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

5.4.

With respect to the new credit flow granted to SMEs and self-employed who are clients of the branches of the Parties located in the postal codes listed in Annex 5, including pre-existing clients, BBVA undertakes not to apply a price exceeding the average price applied by BBVA nationwide for each rating level and financing product. For these purposes, the calculation of the average price shall be made by reference to the prices applied by BBVA nationwide during the previous month for each relevant financing product and rating level, which shall subsequently be used as the maximum reference to ensure compliance with the commitment. Furthermore, for the purposes of this commitment, new credit flow shall mean credit granted from: (i) the date of notification of the Resolution, in the case of BBVA clients; and (ii) the Acquisition of Control, in the case of Banco Sabadell clients.

6.	Commitment regarding transitional access to ATMs

6.1.

Regarding Banco Sabadell’s agreements with the entities affiliated with the EURO 6000[3] network and with Cardtronics on ATM access, BBVA undertakes that, if such agreements are terminated, it will offer clients of those entities access to the ATMs that were owned by Banco Sabadell prior to the Proposed Transaction under the same financial terms set forth in the aforementioned agreements, for a period of eighteen months from the effective date of communication of the termination of the relevant agreement or, in any event, until the Merger. Should the Merger take place before the end of the eighteen-month period, BBVA undertakes to negotiate a new agreement with these entities under the same terms and conditions for the remaining period up to eighteen months.

6.2.

Regarding the entities with which Banco Sabadell does not have ATM access agreements, and subject to the Acquisition of Control, BBVA undertakes not to modify the fee policy currently applied by Banco Sabadell for cash withdrawals made with cards issued by third parties for a period of eighteen months or, in any event, until the Merger.

3 Abanca, Ibercaja, Kutxabank, Unicaja, Cajasur, Caixa Ontinyent, and Colonya Caixa Pollença, in accordance with the information available on Banco Sabadell website at the following link.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

7.	Commitment regarding the divestment of excess statutory shareholdings in payment management companies

Regarding the following companies, BBVA shall comply with the obligations established in their respective bylaws and shareholders’ agreements within the deadlines and procedures provided therein concerning the divestment of the shareholding percentage held by the BBVA Group that exceeds the limit set forth in such documents, as a result of the acquisition of Banco Sabadell’s shares following the execution of the Proposed Transaction:

a.	Redsys Servicios de Procesamiento, S.L., with a shareholding cap of 24.9%, requiring BBVA to divest 9.91%.

b.	Sistema de Tarjetas y Medios de Pago, S.A., with a shareholding cap of 25%, requiring BBVA to divest 6.27%.

c.	Sociedad de Procedimientos de Pago, S.L. (Bizum), with a shareholding cap of 24%, requiring BBVA to divest 6.06%.

d.

Sociedad Española de Medios de Pago, S.A. (ServiRed): BBVA currently holds a 28.71% shareholding and undertakes to divest the excess (indirect) shareholding in ServiRed resulting from the Proposed Transaction down to this cap.

7.1.

If BBVA is unable to carry out the divestment under the terms set forth in the bylaws and the shareholders’ agreements, and for so long as such divestment has not taken place, if ultimately possible, BBVA undertakes not to exercise, under any circumstances, the voting rights attached to the portion of its shareholding derived from Banco Sabadell that exceeds the aforementioned ownership thresholds.

7.2.

BBVA undertakes not to vote in favor of any amendment to the bylaws of the aforementioned companies that may be proposed with the aim of increasing the majority requirements for the approval of resolutions, in order to obtain veto rights that could grant negative control, for a period of three years from the date of the Acquisition of Control.

8.	Commitment on maintain credit facilities

8.1.

BBVA undertakes to maintain the working capital credit lines (including those intended for the import and export of goods) contracted by SMEs with Banco Sabadell as of the date of the Acquisition of Control. For these purposes, working capital credit lines shall be understood as financing products offered to SMEs to meet their short-term liquidity needs, that is, for a term of one year or less. BBVA undertakes to maintain the credit lines and the lines intended for the import and export of goods, with a term of one year or less, contracted by self-employed clients of Banco Sabadell as of the date of the Acquisition of Control.

8.2.	As from the Change of Control, BBVA undertakes to maintain the credit volume granted to SME clients whose CIRBE[4] exposure is at least 85% concentrated with BBVA and/or Banco Sabadell.

Additionally, in the Autonomous Communities where the market share of the resulting entity exceeds 30%, with an increase of more than 10% in the SME credit segment (namely, Catalonia and the Balearic Islands), BBVA undertakes to maintain the credit volume granted to SME clients whose CIRBE exposure is at

4 In accordance with the information recorded in the Central Credit Register of the Bank of Spain (the “CIRBE”), with CIRBE quota understood as the amount of outstanding risk declared by financial institutions in respect of a client.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

least 50% concentrated with BBVA and/or Banco Sabadell. For these purposes, the criterion applied shall be the financing granted through the branches of the Parties located in said Autonomous Communities.

In both cases:

(i) credit facilities with a term of less than one year shall be renewed annually at their maturity date, and long-term loans granted for productive investment shall be offered with a minimum term of three years; and

(ii) both the volume of credit and the CIRBE share held by SME clients as of April 30, 2025, shall be taken into consideration.

8.3.

The commitments set out in sections 8.1 and 8.2 are subject to the Acquisition of Control and shall apply unless: (i) compliance would result in a breach of the applicable regulations for Spanish banking institutions on the prevention of money laundering or international sanctions; or (ii) any falsification is detected in the data or documentation used as the basis for the granting or maintenance of the credit, the necessary documentation to ascertain the client’s legal or financial situation is not provided when required, or fraud by the client is detected; or (iii) there is a significant increase in credit risk, adjusted for any variation that may result from different calculation methodologies between the two entities, under the terms established by Bank of Spain Circular 4/2017, of 27 November, to credit institutions, on rules for public and reserved financial information and financial statement reporting model.

9.	Commitment in relation to acquiring services contracted by clients of the Parties

9.1.

BBVA undertakes not to worsen the conditions of the acquiring services that SME and self-employed had contracted with BBVA, as of the date of notification of the Resolution, and/or with Banco Sabadell, as of the date of the Acquisition of Control.

9.2.	During the term of this commitment, BBVA may update the conditions in a justified manner in the following two cases:

a.	If there is a change in the applicable regulations relating to interchange fees, resulting in an increase thereof.

b.

If there is an increase in the fees or commissions applied by the international payment schemes (Visa and/or Mastercard) to the acquiring activity carried out by the Parties, resulting in a cumulative increase of more than 50% from the date of the Resolution in the costs derived from the fees applied by Visa and/or Mastercard to the acquiring activity.

9.3.

In the two cases contemplated in section 9.2 above, BBVA shall submit the proposed update of conditions to the Competition Directorate for approval prior to its application, and the Competition Directorate shall confirm its decision to BBVA within 30 days from receipt of the proposed update.

9.4.

Temporary promotional conditions are excluded from the scope of this commitment. Therefore, in cases where a client of the Parties is benefiting from a temporary promotional condition related to acquiring services at the time this commitment enters into force, the provision contemplated in section 9.1 above shall refer to the commercial conditions agreed to apply once the promotional condition has expired. In such cases, the adjustment of commercial conditions to

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

those agreed for application following the end of the temporary promotion shall not constitute a breach of this commitment.

10. Reporting channel for incidents related to the Commitments

10.1.

BBVA undertakes to make available to clients the usual customer service channels of the Parties to resolve incidents related to the implementation of the Commitments during their term, in particular those set out in sections 5 and 8. In this regard, the channels include: (i) in-person service at physical branches; (ii) telephone service (call center); (iii) customer service department; and (iv) customer ombudsman. For these purposes, BBVA shall inform clients of the availability of these channels via the website and through visible information at the branches.

10.2.

BBVA shall submit to the Competition Directorate a semi-annual report summarizing the incidents received through the channels referred to in section 10.1 arising from the implementation of the Commitments, specifically classifying those incidents related to sections 5 and 8 of the Commitments. BBVA undertakes to have available the incidents received through the channels referred to in section 10.1 so that they can be sent to the Competition Directorate if requested.

11. Monitoring of compliance with the Commitments

11.1.

BBVA shall cooperate with the CNMC to demonstrate proper compliance with the Commitments. For these purposes, and independently of any information requests that the CNMC may issue, BBVA undertakes to carry out the following actions:

a.	Vulnerable Clients:

-	Creation of the Vulnerable Clients Account within two months following the Acquisition of Control.

-

Send the communication provided for in section 2.1 to clients for whom sufficient information is available, and inform the remaining clients through the means provided for in section 2.1, within 15 business days following the creation of the Vulnerable Clients Account.

-

Inform the Competition Directorate of the creation of the Vulnerable Clients Account and of the effective sending of the communication provided for in section 2.1, providing copies of the communications effectively sent and of the information published through the means provided for in section 2.1, within 10 business days.

b.	Communications to clients:

-

Send to the Competition Directorate, for prior approval, within 15 business days following the unification of the commercial offer, the drafts of communications relating to changes in conditions, in accordance with section 3.2.

-	Send to the clients the communications referred to in section 3.2 within 15 business days from receipt of the approval of the draft by the Competition Directorate.

-	Inform the Competition Directorate of the effective sending of the communications referred to in section 3.2, providing copies thereof, within 10 business days from their effective sending.

-	Send to the Competition Directorate, for prior approval, within 15 business

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

days following the Acquisition of Control, the draft communication to be published on the respective corporate websites as provided for in section 3.5.

-

Communicate through the corporate websites the availability of the commercial offer conditions of the other Party as provided for in section 3.5 within 15 business days from receipt of the approval of the draft by the Competition Directorate

-	Submit to the Competition Directorate a quarterly report indicating incidents related to requests for change of entity received through the incident reporting channel provided for in section 10.

c.

Branch footprint. Submit to the Competition Directorate an annual report regarding the commitments relating to the closure of branches and off-premises ATMs referred to in sections 4.1, 4.3, 4.4, 4.5, 4.6, and 4.10.

d.	Commercial conditions:

-

Send to BBVA clients, within 15 business days following the Resolution, and to Banco Sabadell clients, within 30 business days following the Acquisition of Control, the communications relating to the maintenance of conditions, pursuant to section 5.1.

-

Inform the Competition Directorate of any communications relating to the maintenance of conditions under section 5.1 that are sent to BBVA clients, following notification of the Resolution, and to Banco Sabadell clients, following the Acquisition of Control, respectively, within 10 business days from the date on which they are effectively sent in each case..

-

Provide the Competition Directorate on a semi-annual basis with the relevant information demonstrating compliance with the commitment contained in sections 5.1 and 5.4 with respect to BBVA clients from the notification of the Resolution, and with respect to Banco Sabadell clients, after the Acquisition of Control. In particular, BBVA shall submit the following information: (i) in relation to section 5.1, the number of clients affected by the commitment, broken down by type of client (individual, self-employed, or SME), product or service family, and branch, along with any variations that may occur during the term of the commitment due to possible client departures or new registrations; and (ii) in relation to section 5.4, all operations formalized in the postal codes listed in Annex 5, identifying the product, its maturity where relevant, the rating level, the volume of credit, the interest rate, and the previous month’s national average interest rate for comparable products.

e.	Transitional access to ATMs. In the event of terminating Banco Sabadell’s agreements with the entities affiliated with the EURO 6000 network and with Cardtronics referred to in section 6.1:

-	BBVA shall submit to the Competition Directorate a copy of the notification sent to the entities within 10 business days from its dispatch.

-

In the event that the Merger occurs before the period of eighteen months, BBVA shall submit to the Competition Directorate a copy of the notification sent to the entities and, if applicable, of the agreement reached, within 10 business days, respectively.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

f.

Payment management companies. Inform the Competition Directorate of the effectiveness of the measures referred to in section 7 within 10 business days from the execution of each divestment. Further, if any of the divestments is not possible, BBVA shall inform the Competition Directorate of the measures adopted to comply with the provisions of sections 7.1 and 7.2.

g.	Maintain credit facilities:

-

Provide the Competition Directorate, following the Acquisition of Control, with the list of: (i) Banco Sabadell clients holding working capital lines, specifying the credit facilities, credit amount, client’s location, and the branch with which the client operates (for the purposes of monitoring Section 8.1); and (ii) clients affected by Section 8.2, indicating each of the financing products they hold, the amount and maturity of each product, the client’s location, and the branch with which the client operates.

-

Provide the Competition Directorate, on a semi-annual basis, for each client renewing their credit line, the renewed product and the volume and date of renewal of the credit. In the event that the credit is not renewed, BBVA shall identify the reason: (i) non-renewal of the line by the client; (ii) disappearance of the company; or (iii) denial, and in the latter case, it shall identify which of the three exceptions indicated in section 8.3 would apply to the denial, including a detailed description of the justification.

h.	Acquiring services:

-

Send to BBVA clients, within 15 business days following the Resolution, and to Banco Sabadell clients, within 30 business days following the Acquisition of Control, the communications relating to the maintenance of conditions, pursuant to section 9.1.

-

Inform the Competition Directorate of the communications regarding the maintenance of conditions pursuant to section 9.1 sent to BBVA’s customers after the notification of the Resolution, and to Banco Sabadell’s customers after the Acquisition of Control, respectively, within 10 business days from the effective date of dispatch in each case.

-

Provide the Competition Directorate, on a semi-annual basis, with the relevant information evidencing compliance with the commitment set out in section 9.1. In this regard, BBVA shall submit the tariffs applied to each of the clients in this group.

-	Send to the Competition Directorate, for prior approval, within 30 days, the proposed updates to the conditions, in accordance with the provisions of sections 9.2 and 9.3.

i.	Incident reporting channel.

-

Inform BBVA’s clients, within 15 business days following the Resolution, and Banco Sabadell’s clients, within 30 business days following the Acquisition of Control, through the corporate websites and visible information at branches, of the availability

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

of the channels referred to in section 10.1 for the resolution of potential incidents related to the implementation of the Commitments.

-

Submit to the Competition Directorate a copy of the information published on the respective websites and made available at the branches within 10 business days from the date of publication and availability.

-

Submit to the Competition Directorate, on a semi-annual basis, a report summarizing the incidents received through the channels referred to in section 10.1 relating to the implementation of the commitments, specifically classifying those incidents relating to sections 5 and 8.

11.2.

BBVA shall submit to the Competition Directorate the first report providing the information referred to in sections 11.1(b), (c), (d), (g), (h), and (i) six months after the Acquisition of Control, including in any case the information relating to BBVA’s clients from the date of notification of the Resolution.

12. Entry into force of the Commitments

12.1.

The Commitments shall enter into force on the date of the Acquisition of Control, except for sections 4, 5, and 9 which, with respect to BBVA, shall enter into force from the date of notification of the Resolution.

13. Review of the Commitments

13.1.

The Board of the CNMC may modify, replace, or withdraw one or more of the obligations set out in the Commitments in response to a reasoned request from BBVA demonstrating the existence of a justified cause.

13.2.

A request made pursuant to the previous paragraph shall not suspend any of the obligations undertaken under these Commitments and, in particular, shall not suspend any of the deadlines for compliance with such obligations until the Board of the CNMC rules on the matter.

14. Duration of the Commitments

14.1.

Vulnerable Clients. The commitment set out in section 2 shall expire three years after the Acquisition of Control. The communication through the website and mobile applications to clients referred to in section 2.1 shall be available throughout the duration of the commitment.

14.2.

Communications to clients. The commitment set out in section 3.1 shall expire eighteen months after the date on which the commercial offer is unified following the Merger. The commitment set out in section 3.5 shall be in force from the Acquisition of Control until the Merger.

14.3.	Branch footprint. The commitments set out in section 4 shall expire three years after the Acquisition of Control.

14.4.	Commercial conditions. The commitments set out in section 5 shall expire three years after the Acquisition of Control.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

14.5.

ATMs. The duration of the commitment set out in section 6.1 shall be eighteen months from the effective date of communication of the termination of the corresponding agreement. The commitment set out in section 6.2 shall expire eighteen months after the Acquisition of Control or upon the Merger, whichever occurs first.

14.6.	Payment services management companies. The commitment set forth in section 7.2 shall expire three years after the Acquisition of Control.

14.7.	Maintenance of credit to SMEs:

-	The commitments set out in sections 8.1 and 8.2 shall expire three years after the Acquisition of Control.
-

After this period, the CNMC shall assess whether these commitments have achieved the objective of ensuring access to credit for SMEs, for the purpose of determining whether it is necessary to extend these commitments for a maximum of an additional two years.

-

For these purposes, at least three months before the end of the initial term, BBVA undertakes to submit to the Competition Directorate an economic report assessing the extent to which the objectives have been achieved, analysing various parameters such as, for example, the evolution of access to credit by the group affected by the commitment compared to the market in general.

14.8.	Acquiring services. The commitments set out in section 9 shall expire three years after the Acquisition of Control.

14.9.	Incident reporting channel. The commitment set out in section 10.2 shall expire three years after the Acquisition of Control.

14.10.	The duration indicated in this section for each of the commitments shall be understood without prejudice to the provisions of section 13.1.

*    *    *

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

ANNEX 1

MUNICIPALITIES AFFECTED BY THE COMMITMENT RELATING TO THE MAINTENANCE OF PHYSICAL PRESENCE

Municipalities where one of the Parties is present and there is no competing branch (section 4.1)

Province	Municipality	BBVA branches	Sabadell branches

Alicante	Benitachell/Poble Nou de Benitatxell (El)	0	1

Asturias	Soto del Barco	0	1

Barcelona	Badia del Vallès	0	1
	Castellví de la Marca	0	1
	Granada (La)	0	1
	Pla del Penedès (El)	0	1

León	Onzonilla	0	1

Tarragona	Riba-Roja D’Ebre	1	0

Municipalities where the Parties and a competitor will be present as a result of the Proposed Transaction (section 4.1)

Province	Municipality	BBVA branches	Sabadell branches	Competitor (branches)

Asturias	Piloña	1	1	Caja R. Asturias (1)

Barcelona	Polinyà	1	2	CaixaBank (1)
	Abrera	1	1	CaixaBank (1)
	Alella	1	1	CaixaBank (1)
	Canet De Mar	1	1	CaixaBank (1)
	Canovelles	1	1	CaixaBank (1)
	Capellades	1	1	CaixaBank (1)
	Corbera De Llobregat	1	1	CaixaBank (1)
	Cubelles	1	1	CaixaBank (1)
	Llagosta (La)	1	1	CaixaBank (1)
	Llinars Del Vallès	1	1	CaixaBank (1)
	Masquefa	1	1	CaixaBank (1)
	Matadepera	1	1	CaixaBank (1)
	Navarcles	1	1	CaixaBank (1)
	Navàs	1	1	CaixaBank (1)
	Olesa De Montserrat	1	1	CaixaBank (2)
	Pallejà	1	1	CaixaBank (1)
	Papiol (El)	1	1	CaixaBank (1)
	Piera	1	1	CaixaBank (1)
	Puig-Reig	1	1	CaixaBank (1)
	Sallent	1	1	CaixaBank (1)
	S. Andreu De Llavaneres	1	1	CaixaBank (1)

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

	S. Esteve Sesrovires	1	1	CaixaBank (1)
	S. Feliu De Codines	1	1	CaixaBank (1)
	S. Fruitós De Bages	1	1	CaixaBank (1)
	S. Joan De Vilatorrada	1	1	CaixaBank (1)
	S. Pere De Ribes	2	2	CaixaBank (2)
	S. Vicenç De Castellet	1	1	CaixaBank (1)
	Sta. Coloma De Cervelló	1	1	CaixaBank (1)
	Sta. Margarida De Montbui	1	1	CaixaBank (1)
	Sta. Margarida I Els Monjos	1	1	CaixaBank (1)
	S. Pedor	1	1	CaixaBank (1)
	Sentmenat	1	1	CaixaBank (1)
	Suria	1	1	CaixaBank (1)
	Teià	1	1	CaixaBank (1)
	Tiana	1	1	CaixaBank (1)
	Vallirana	1	1	CaixaBank (1)
	Vilanova Del Camí	1	1	CaixaBank (1)
	Vilanova Del Vallès	1	1	CaixaBank (1)
	Vilassar De Dalt	1	1	CaixaBank (1)

Las Palmas	Teguise	1	1	CaixaBank (3)

Girona	Arbúcies	1	1	CaixaBank (1)
	Puigcerdà	1	1	CaixaBank (1)
	Castello D’Empuries	1	2	CaixaBank (2)

Lleida	Agramunt	1	1	CaixaBank (1)

Tarragona	Cunit	1	1	CaixaBank (1)
	Móra D’Ebre	1	1	CaixaBank (1)
	S. Carles De La Ràpita	1	1	CaixaBank (1)
	Montroig Del Camp	2	1	CaixaBank (2)

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

ANNEX 2

POSTAL CODES AFFECTED BY THE COMMITMENT RELATING TO

THE MAINTENANCE OF PHYSICAL PRESENCE

Postal codes where the per capita income level is lower than EUR 10,000 (section 4.4)

PC	Estimated Net Income (€)	BBVA branches	Sabadell branches	Municipality	Province

3206	7.691	1	0	Elche/Elx	Alicante

4745	7.694	1	0	Mojonera (La)	Almería

4738	8.151	1	0	Vicar	Almería

3011	8.194	0	1	Alicante/Alacant	Alicante

18240	8.408	1	0	Pinos Puente	Granada

16260	8.436	1	0	Minglanilla	Cuenca

11404	8.461	1	0	Jerez de la Frontera	Cádiz

3160	8.538	1	1	Almoradí	Alicante

30620	8.546	0	1	Fortuna	Murcia

11550	8.553	1	0	Chipiona	Cádiz

3177	8.590	0	1	San Fulgencio	Alicante

29120	8.655	1	1	Alhaurín El Grande	Málaga

13640	8.682	1	0	Herencia	Ciudad Real

4760	8.687	1	0	Berja	Almería

41720	8.720	1	0	Palacios Y Villafranca (Los)	Sevilla

4130	8.725	1	0	Almería	Almería

3205	8.731	1	2	Elche/Elx	Alicante

4770	8.731	1	0	Adra	Almería

38626	8.741	2	0	Arona	Sta. Cruz de Tenerife

38650	8.741	2	1	Arona	Sta. Cruz de Tenerife

38631	8.741	1	0	Arona	Sta. Cruz de Tenerife

38640	8.741	0	1	Arona	Sta. Cruz de Tenerife

3170	8.802	1	2	Rojales	Alicante

3150	8.828	1	1	Dolores	Alicante

41320	8.837	1	0	Cantillana	Sevilla

4710	8.842	1	0	Ejido (El)	Almería

4700	8.842	1	1	Ejido (El)	Almería

4740	8.845	1	1	Roquetas De Mar	Almería

11540	8.849	1	1	Sanlúcar De Barrameda	Cádiz

3188	8.857	1	1	Torrevieja	Alicante

3180	8.857	1	0	Torrevieja	Alicante

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

3185	8.857	1	0	Torrevieja	Alicante

3184	8.857	0	1	Torrevieja	Alicante

3181	8.857	0	3	Torrevieja	Alicante

3183	8.857	0	1	Torrevieja	Alicante

3182	8.857	0	1	Torrevieja	Alicante

21410	8.864	1	0	Isla Cristina	Huelva

30130	8.867	1	1	Beniel	Murcia

14720	8.869	1	0	Almodóvar Del Río	Córdoba

11408	8.881	1	0	Jerez De La Frontera	Cádiz

29793	8.889	1	0	Torrox	Málaga

18360	8.898	1	0	Huétor Tajar	Granada

11160	8.912	1	0	Barbate	Cádiz

41840	8.922	1	0	Pilas	Sevilla

3012	8.934	1	2	Alicante/Alacant	Alicante

38683	8.952	1	0	Santiago Del Teide	Sta. Cruz de Tenerife

30580	9.009	0	1	Murcia	Murcia

11630	9.016	1	0	Arcos De La Frontera	Cádiz

6007	9.019	1	0	Badajoz	Badajoz

3369	9.019	0	1	Rafal	Alicante

3158	9.028	0	1	Catral	Alicante

11150	9.062	1	0	Vejer De La Frontera	Cádiz

21730	9.083	1	0	Almonte	Huelva

38620	9.083	1	1	San Miguel De Abona	Sta. Cruz de Tenerife

3669	9.093	0	1	Romana (La)	Alicante

4630	9.094	1	0	Garrucha	Almería

3204	9.104	1	3	Elche/Elx	Alicante

6510	9.130	1	0	Alburquerque	Badajoz

30320	9.169	0	1	Fuente Álamo De Murcia	Murcia

45510	9.179	1	0	Fuensalida	Toledo

3650	9.189	0	1	Pinós (El)/Pinoso	Alicante

11170	9.192	1	0	Medina Sidonia	Cádiz

30870	9.192	1	1	Mazarrón	Murcia

30860	9.192	1	1	Mazarrón	Murcia

41100	9.200	1	0	Coria Del Rio	Sevilla

3340	9.207	1	1	Albatera	Alicante

23710	9.209	1	0	Bailen	Jaén

29100	9.218	1	0	Coín	Málaga

38660	9.224	2	1	Adeje	Sta. Cruz de Tenerife

38670	9.224	1	0	Adeje	Sta. Cruz de Tenerife

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

41804	9.236	1	0	Olivares	Sevilla

13670	9.244	1	0	Villarrubia De Los Ojos	Ciudad Real

13240	9.246	1	0	Solana (La)	Ciudad Real

13260	9.260	1	0	Bolaños De Calatrava	Ciudad Real

14120	9.276	1	0	Fuente Palmera	Córdoba

41006	9.277	3	0	Sevilla	Sevilla

3330	9.281	1	2	Crevillent	Alicante

18850	9.291	1	0	Cúllar	Granada

38680	9.292	1	0	Guía De Isora	Sta. Cruz de Tenerife

38687	9.292	1	0	Guía De Isora	Sta. Cruz de Tenerife

4610	9.297	1	0	Cuevas Del Almanzora	Almería

21440	9.321	1	0	Lepe	Huelva

38430	9.324	2	0	Icod De Los Vinos	Sta. Cruz de Tenerife

3187	9.326	0	1	Montesinos (Los)	Alicante

41440	9.328	1	0	Lora Del Rio	Sevilla

29670	9.364	1	3	Marbella	Málaga

14850	9.364	1	0	Baena	Córdoba

30700	9.369	1	2	Torre-Pacheco	Murcia

3360	9.372	1	1	Callosa De Segura	Alicante

29590	9.374	1	0	Málaga	Málaga

28982	9.380	0	1	Parla	Madrid

35013	9.385	1	0	Palmas De Gran Canaria (Las)	Las Palmas

21005	9.391	1	0	Huelva	Huelva

30360	9.393	1	1	Unión (La)	Murcia

29003	9.395	1	0	Málaga	Málaga

38612	9.409	1	0	Granadilla De Abona	Sta. Cruz de Tenerife

38600	9.409	1	0	Granadilla De Abona	Sta. Cruz de Tenerife

38611	9.409	1	0	Granadilla De Abona	Sta. Cruz de Tenerife

29649	9.421	1	2	Mijas	Málaga

30740	9.425	1	1	San Pedro Del Pinatar	Murcia

18300	9.445	1	0	Loja	Granada

35660	9.446	1	0	Oliva (La)	Las Palmas

35640	9.446	0	1	Oliva (La)	Las Palmas

11650	9.456	1	0	Villamartín	Cádiz

6470	9.462	1	0	Guareña	Badajoz

30520	9.471	1	1	Jumilla	Murcia

6100	9.477	1	0	Olivenza	Badajoz

14920	9.478	1	0	Aguilar De La Frontera	Córdoba

13630	9.481	1	0	Socuéllamos	Ciudad Real

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

38480	9.496	1	0	Buenavista Del Norte	Sta. Cruz de Tenerife

3726	9.499	0	1	Benitachell/Poble Nou De Benitatxell (El)	Alicante

30710	9.501	1	1	Alcázares (Los)	Murcia

29601	9.510	0	2	Marbella	Málaga

38380	9.519	1	0	Victoria De Acentejo (La)	Sta. Cruz de Tenerife

14640	9.521	1	0	Villa Del Rio	Córdoba

6830	9.521	1	0	Zarza (La)	Badajoz

41520	9.532	1	0	Viso Del Alcor (El)	Sevilla

41740	9.537	1	0	Lebrija	Sevilla

26559	9.537	1	0	Aldeanueva De Ebro	La Rioja

14700	9.542	1	0	Palma Del Rio	Córdoba

35610	9.542	0	1	Antigua	Las Palmas

6260	9.550	1	0	Monesterio	Badajoz

35110	9.579	1	1	Santa Lucia De Tirajana	Las Palmas

18230	9.582	1	0	Atarfe	Granada

35120	9.587	1	0	Mogán	Las Palmas

35130	9.587	1	0	Mogán	Las Palmas

29580	9.606	1	0	Cártama	Málaga

18690	9.611	1	1	Almuñécar	Granada

3640	9.613	1	1	Monóvar/Monover	Alicante

18320	9.625	1	0	Santa Fe	Granada

45210	9.646	1	0	Yuncos	Toledo

3013	9.650	1	0	Alicante/Alacant	Alicante

30170	9.654	0	1	Mula	Murcia

13700	9.663	1	1	Tomelloso	Ciudad Real

30890	9.669	0	1	Puerto Lumbreras	Murcia

41600	9.670	1	0	Arahal	Sevilla

3009	9.671	1	1	Alicante/Alacant	Alicante

3510	9.672	0	1	Callosa D’en Sarria	Alicante

30169	9.673	0	1	Murcia	Murcia

3350	9.676	1	1	Cox	Alicante

30430	9.687	1	0	Cehegín	Murcia

3112	9.695	1	0	Alicante/Alacant	Alicante

29640	9.696	5	4	Fuengirola	Málaga

45300	9.702	1	0	Ocaña	Toledo

14800	9.706	1	0	Priego De Córdoba	Córdoba

14600	9.715	1	0	Montoro	Córdoba

3006	9.721	1	1	Alicante/Alacant	Alicante

14270	9.736	1	0	Hinojosa Del Duque	Córdoba

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

14100	9.741	1	0	Carlota (La)	Córdoba

2400	9.742	1	1	Hellín	Albacete

6480	9.742	1	0	Montijo	Badajoz

38417	9.744	1	0	Realejos (Los)	Sta. Cruz de Tenerife

38410	9.744	1	0	Realejos (Los)	Sta. Cruz de Tenerife

14900	9.746	1	1	Lucena	Córdoba

38770	9.747	1	0	Tazacorte	Sta. Cruz de Tenerife

30540	9.748	0	1	Blanca	Murcia

41400	9.777	1	0	Écija	Sevilla

29780	9.779	1	2	Nerja	Málaga

14960	9.789	1	0	Rute	Córdoba

6230	9.792	1	0	Santos De Maimona (Los)	Badajoz

35625	9.798	1	0	Pájara	Las Palmas

38108	9.799	3	0	San Cristóbal De La Laguna	Sta. Cruz de Tenerife

23300	9.799	1	0	Villacarrillo	Jaén

23770	9.804	1	0	Marmolejo	Jaén

6200	9.804	1	0	Almendralejo	Badajoz

6490	9.804	1	0	Puebla De La Calzada	Badajoz

14500	9.807	1	1	Puente Genil	Córdoba

3580	9.812	2	2	Alfas Del Pi (L’)	Alicante

5230	9.813	1	0	Navas Del Marqués (Las)	Ávila

30385	9.832	1	0	Cartagena	Murcia

30600	9.833	1	1	Archena	Murcia

30833	9.839	0	1	Murcia	Murcia

21400	9.844	1	1	Ayamonte	Huelva

28053	9.845	1	0	Madrid	Madrid

30579	9.850	0	1	Murcia	Murcia

25100	9.861	1	1	Almacelles	Lleida

3294	9.863	0	1	Elche/Elx	Alicante

41710	9.871	1	0	Utrera	Sevilla

4620	9.872	1	1	Vera	Almería

3680	9.874	1	1	Aspe	Alicante

29014	9.876	1	0	Málaga	Málaga

14730	9.877	1	0	Posadas	Córdoba

41920	9.878	1	0	San Juan De Aznalfarache	Sevilla

6220	9.882	1	0	Villafranca De Los Barros	Badajoz

6140	9.908	1	0	Talavera La Real	Badajoz

3710	9.916	1	1	Calp	Alicante

41620	9.921	1	0	Marchena	Sevilla

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

45800	9.922	1	0	Quintanar De La Orden	Toledo

3520	9.926	0	1	Polop	Alicante

11300	9.928	2	1	Línea De La Concepción(La)	Cádiz

3380	9.928	0	1	Bigastro	Alicante

3300	9.933	1	3	Orihuela	Alicante

3189	9.933	1	3	Orihuela	Alicante

3315	9.933	0	1	Orihuela	Alicante

3190	9.935	1	1	Pilar De La Horadada	Alicante

14009	9.935	1	0	Córdoba	Córdoba

11401	9.959	1	0	Jerez De La Frontera	Cádiz

3320	9.965	0	1	Elche/Elx	Alicante

30850	9.969	1	1	Totana	Murcia

21450	9.971	1	0	Cartaya	Huelva

3600	9.980	1	3	Elda	Alicante

35580	9.982	1	1	Yaiza	Las Palmas

35500	9.986	2	0	Arrecife	Las Palmas

35470	9.991	1	0	Aldea De San Nicolas (La)	Las Palmas

41800	9.995	1	0	Sanlúcar La Mayor	Sevilla

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

ANNEX 3

ADDITIONAL MUNICIPALITIES AFFECTED BY THE COMMITMENT

TO MAINTAIN PHYSICAL PRESENCE

Municipalities with fewer than 5,000 inhabitants where at least one of the Parties is present (section 4.5)

Municipality	Province	Population	BBVA branches	Sabadell branches

Elciego	Álava	953	1

Laguardia	Álava	1.491	1

Casas-Ibáñez	Albacete	4.563	1

Benitachell/Poble Nou de Benitatxell	Alicante	4.959		1

Biar	Alicante	3.634		1

Xaló	Alicante	3.073		1

Orba	Alicante	2.413		1

Rafal	Alicante	4.867		1

Romana (La)	Alicante	2.680		1

Barco De Ávila	Ávila	2.307	1

Alburquerque	Badajoz	4.995	1

Fregenal de la Sierra	Badajoz	4.740	1

Monesterio	Badajoz	4.233	1

Zarza (la)	Badajoz	3.350	1

Avinyonet del Penedès	Barcelona	1.745		1

Aiguafreda	Barcelona	2.582	1

Bagà	Barcelona	2.181	1

Balenyà	Barcelona	3.999	1

Calaf	Barcelona	3.595	1

Calldetenes	Barcelona	2.690	1

Cardona	Barcelona	4.566	1

Castellví de la Marca	Barcelona	1.714		1

Granada (la)	Barcelona	2.263		1

Guardiola de Berguedà	Barcelona	951	1

Martorelles	Barcelona	4.984	1

Papiol (el)	Barcelona	4.358	1	1

Pla del Penedès (el)	Barcelona	1.352		1

Pobla de Claramunt (la)	Barcelona	2.356	1

Prats de Lluçanès	Barcelona	2.696	1

Puig-reig	Barcelona	4.482	1	1

Sant Climent de Llobregat	Barcelona	4.181	1

Sant Hipòlit de Voltregà	Barcelona	3.684	1

Sant Julià de Vilatorta	Barcelona	3.300	1

Sant Martí Sarroca	Barcelona	3.385		1

Sant Pere de Riudebitlles	Barcelona	2.495		1

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

Sant Quinti De Mediona	Barcelona	2.511		1

Sant Quirze De Besora	Barcelona	2.127	1

Lerma	Burgos	2.570	1

Roa	Burgos	2.298	1

Villanueva De Los Infantes	Ciudad Real	4.758	1

Val Do Dubra	La Coruña	3.751		1

Honrubia	Cuenca	1.549	1

Minglanilla	Cuenca	2.352	1

Alp	Gerona	1.727	1

Begur	Gerona	4.227		1

Besalú	Gerona	2.577	1

Cadaqués	Gerona	2.894	1

Camprodon	Gerona	2.521		1

Hostalric	Gerona	4.443		1

Jonquera (La)	Gerona	3.361	1

Ribes De Freser	Gerona	1.846	1

Vall D’en Bas (La)	Gerona	3.221	1

Cúllar	Granada	3.937	1

Molina De Aragón	Guadalajara	3.352	1

Sigüenza	Guadalajara	4.778	1

Benasque	Huesca	2.366	1

Graus	Huesca	3.369	1

Sariñena	Huesca	4.096	1

Aínsa-Sobrarbe	Huesca	2.306	1

Boñar	León	1.765		1

Cacabelos	León	4.749	1	1

Camponaraya	León	4.109	1

Cistierna	León	2.903		1

Fabero	León	4.057	1

Onzonilla	León	1.945		1

Robla (la)	León	3.629	1

Sahagún	León	2.393	1

Santa Maria Del Paramo	León	3.005	1

Villafranca Del Bierzo	León	2.679	1	1

Villarejo De Orbigo	León	2.877	1	1

Albatàrrech	Lérida	2.247	1

Artesa De Segre	Lérida	3.519	1

Aitona	Lérida	2.575	1

Isona I Conca Dellà	Lérida	1.042	1

Juneda	Lérida	3.523	1

Linyola	Lérida	2.737	1

Oliana	Lérida	1.828	1

Organyà	Lérida	809	1

Pobla De Segur (La)	Lérida	3.043	1

Ponts	Lérida	2.670	1

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

Torrefarrera	Lérida	4.904	1

Aldeanueva De Ebro	La Rioja	2.714	1

Cenicero	La Rioja	2.098	1

Ezcaray	La Rioja	2.090	1

Pradejón	La Rioja	3.735	1

Rincón De Soto	La Rioja	4.035	1

Becerreá	Lugo	2.694	1	1

Fonsagrada (a)	Lugo	3.138	1

Mondoñedo	Lugo	3.353	1

Pantón	Lugo	2.346	1

Ajalvir	Madrid	4.946		1

Torrelaguna	Madrid	4.992		1

Lodosa	Pamplona	4.909	1

Bera	Pamplona	3.790	1

Ribadavia	Orense	4.944	1

Rua (a)	Orense	4.221	1

Allande	Asturias	1.531		1

Boal	Asturias	1.380		1

Colunga	Asturias	3.162		1

Cudillero	Asturias	4.922	1	1

Salas	Asturias	4.789		1

Soto del Barco	Asturias	3.813		1

Tapia de Casariego	Asturias	3.571		1

Vegadeo	Asturias	3.931		1

Saldaña	Palencia	2.877	1

Buenavista del Norte	Santa Cruz de Tenerife	4.692	1

Frontera	Santa Cruz de Tenerife	4.525	1

San Andrés y Sauces	Santa Cruz de Tenerife	4.298	1

Tazacorte	Santa Cruz de Tenerife	4.528	1

Ramales de la Victoria	Cantabria	3.055	1

San Vicente de la Barquera	Cantabria	3.985	1

Cantalejo	Segovia	3.554	1

Sangarcía	Segovia	279	1

Asco	Tarragona	1.609	1

Falset	Tarragona	2.875		1

Flix	Tarragona	3.323	1

Gandesa	Tarragona	3.160	1

Morell (el)	Tarragona	3.851	1

Pla De Santa Maria (el)	Tarragona	2.391	1

Riba-Roja D’ebre	Tarragona	1.126	1

Santa Coloma De Queralt	Tarragona	2.823		1

Villafranca De Los Caballeros	Toledo	4.927	1

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

Albalat De La Ribera	Valencia	3.462	1

Corbera	Valencia	3.174	1

Pobla Llarga (la)	Valencia	4.567	1

Vallada	Valencia	3.096	1

Medina De Rioseco	Valladolid	4.545	1

Olmedo	Valladolid	3.576	1

Portillo	Valladolid	2.390	1

Ugao-Miraballes	Vizcaya	4.176	1

Urduña/Orduña	Vizcaya	4.202	1

Plentzia	Vizcaya	4.392	1

Igorre	Vizcaya	4.329	1

Zaldibar	Vizcaya	3.018	1

Sondika	Vizcaya	4.584	1

Zamudio	Vizcaya	3.312		1

Puebla De Sanabria	Zamora	1.371	1

Villalpando	Zamora	1.396	1

Fuentes De Ebro	Zaragoza	4.656	1

Illueca	Zaragoza	2.721	1

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

ANNEX 4

DISPLACED BBVA ATMs AFFECTED BY THE COMMITMENT TO

MAINTAIN PHYSICAL PRESENCE

Displaced BBVA ATMs (section 4.9)

Address	Municipality	Province	Postal Code

Carrer Nou, 41	Sant Pere De Riudebitlles	Barcelona	08776

Carrer de Ramón i Cajal, 3	Sant Quinti De Mediona	Barcelona	08777

Plaça Catalunya, 3	Llagostera	Girona	17240

Av. Costa Brava, 12	Tossa	Girona	17320

Carrer Rafael Estela, 6	Llançà	Girona	17490

Carrer València, 4	Camprodón	Girona	17867

Av. de la Reconquista, 1	Colunga	Asturias	33320

Av. Asturias, 2	Avilés	Asturias	33401

Av. Asturias, S/N	Boal	Asturias	33720

Passeig de la Muralla, 56	Santa Coloma De Queralt	Tarragona	43420

Carrer de Baix, 13	Falset	Tarragona	43730

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

ANNEX 5

POSTAL CODES AFFECTED BY THE COMMITMENT RELATING TO

COMMERCIAL CONDITIONS

Postal codes where only the Parties will be present (section 5)

Province	PC and municipality	BBVA branches	Sabadell branches

Alicante	03008 Alicante	1	1
	03188 Torrevieja	1	1

Barcelona	08203 Sabadell	1	1
	08205 Sabadell	1	1

Las Palmas	35580 Yaiza	1	1

Madrid	28906 Getafe	1	1

Zamora	49003 Zamora	1	1

Postal codes where the Parties and a competitor will be present (section 5)

Province	PC and municipality	BBVA branches	Sabadell branches	Competitor (branches)

Alicante	03803 Alcoy	1	1	CaixaBank (1)
	03012 Alicante	1	2	Santander (1)
	03009 Alicante	1	1	Cajamar (1)
	03205 Elche/Elx	1	2	Santander (1)

Asturias	33401 Avilés	1	1	Cajamar (1)
	33150 Cudillero	1	1	Unicaja (1)
	33530 Piloña	1	1	Caja R. De Asturias (1)

Barcelona	08012 Barcelona	1	2	CaixaBank (3)
	08042 Barcelona	1	2	CaixaBank (5)
	08120 Barcelona	1	1	CaixaBank (1)
	08328 Alella	1	1	CaixaBank (1)
	08360 Canet De Mar	1	1	CaixaBank (1)
	08420 Canovelles	1	1	CaixaBank (1)
	08786 Capellades	1	1	CaixaBank (1)
	08757 Corbera De Llobregat	1	1	CaixaBank (1)
	08880 Cubelles	1	1	CaixaBank (1)
	08450 Llinars Del Vallès	1	1	CaixaBank (1)
	08783 Masquefa	1	1	CaixaBank (1)
	08230 Matadepera	1	1	CaixaBank (1)
	08270 Navarcles	1	1	CaixaBank (1)
	08670 Navàs	1	1	CaixaBank (1)
	08640 Olesa De Montserrat	1	1	CaixaBank (1)

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

Cádiz	08780 Pallejà	1	1	CaixaBank (1)
	08754 Papiol (El)	1	1	CaixaBank (1)
	08213 Polinyà	1	1	CaixaBank (1)
	08692 Puig-Reig	1	1	CaixaBank (1)
	08201 Sabadell	2	5	CaixaBank (3)
	08204 Sabadell	1	1	CaixaBank (1)
	08206 Sabadell	2	1	CaixaBank (3)
	08650 Sallent	1	1	CaixaBank (1)
	08392 S. Andreu De Llavaneres	1	1	CaixaBank (1)
	08635 S. Esteve Sesrovires	1	1	CaixaBank (1)
	08182 S. Feliu De Codines	1	1	CaixaBank (1)
	08272 S. Fruitós De Bages	1	1	CaixaBank (1)
	08250 S. Joan De Vilatorrada	1	1	CaixaBank (1)
	08810 S. Pere De Ribes	1	1	CaixaBank (1)
	08812 S. Pere De Ribes	1	1	CaixaBank (1)
	08295 S. Vicenç De Castellet	1	1	CaixaBank (1)
	08690 S. Coloma De Cervelló	1	1	CaixaBank (1)
	08924 S. Coloma De Gramenet	1	1	CaixaBank (1)
	08710 S. Margarida De Montbui	1	1	CaixaBank (1)
	08730 S. Margarida I Els Monjos	1	1	CaixaBank (1)
	08251 Santpedor	1	1	CaixaBank (1)
	08181 Sentmenat	1	1	CaixaBank (1)
	08260 Suria	1	1	CaixaBank (1)
	08329 Teià	1	1	CaixaBank (1)
	08223 Terrassa	1	1	CaixaBank (1)
	08391 Tiana	1	1	CaixaBank (1)
	08759 Vallirana	1	1	CaixaBank (1)
	08788 Vilanova Del Camí	1	1	CaixaBank (1)
	08410 Vilanova Del Vallès	1	1	CaixaBank (1)
	08339 Vilassar De Dalt	1	1	CaixaBank (1)
	08630 Abrera	1	1	CaixaBank (1)
	11006 Cádiz	1	1	Santander (1)

Girona	17401 Arbucies	1	1	CaixaBank (1)
	17487 Castello D’Empuries	1	1	CaixaBank (1)
	17520 Puigcerdà	1	1	CaixaBank (1)

Guipúzcoa	20302 Irún	1	1	Kutxabank (2)

Lleida	25310 Agramunt	1	1	CaixaBank (1)
	25005 Lleida	3	1	CaixaBank (1)

Sta. Cruz de Tenerife	38620 San Miguel De Abona	1	1	CaixaBank (2)

Tarragona	43881 Cunit	1	1	CaixaBank (1)
	43892 Mont-Roig Del Camp	1	1	CaixaBank (1)
	43740 Mora D’Ebre	1	1	CaixaBank (1)
	43540 S. Carles De La Ràpita	1	1	CaixaBank (1)

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

Postal codes where the Parties and a maximum of two competitors will be present (section 5)

Province	PC and municipality	BBVA branches	Sabadell branches	Competitor 1 (branches)	Competitor 2 (branches)

Asturias	33008 Oviedo	1	1	Caja R. De Asturias (1)	Unicaja (1)
	33012 Oviedo	1	1	Caja R. De Asturias (3)	Unicaja (1)
	33940 San Martín del Rey Aurelio	1	1	Caja R. De Asturias (1)	Unicaja (1)

Islas Baleares	07157 Andratx	1	1	CaixaBank (1)	Banca March (1)
	07013 Palma	1	1	CaixaBank (4)	Banca March (2)

Las Palmas	35509 San Bartolomé	1	1	CaixaBank (2)	Santander (1)

León	24009 León	1	1	Santander (1)	Unicaja (1)
	24500 Villafranca del Bierzo	1	1	Abanca (1)	Santander (1)

Palencia	34004 Palencia	1	1	Santander (1)	Cajamar (1)

Barcelona	08350 Arenys de Mar	1	1	Santander (1)	CaixaBank (1)
	08310 Argentona	1	1	Santander (1)	CaixaBank (1)
	08140 Caldes de Montbui	1	1	Santander (1)	CaixaBank (1)
	08370 Calella	1	1	Santander (1)	CaixaBank (1)
	08211 Castellar del Vallès	1	2	Santander (1)	CaixaBank (1)
	08600 Berga	1	1	Santander (1)	CaixaBank (2)
	08755 Castellbisbal	1	1	Santander (1)	CaixaBank (1)
	08292 Esparreguera	1	1	Santander (1)	CaixaBank (1)
	08530 Garriga (La)	1	1	Santander (1)	CaixaBank (1)
	08401 Granollers	1	1	Caixa C. Dels Enginyers (1)	CaixaBank (1)
	08380 Malgrat de Mar	1	1	Santander (1)	CaixaBank (1)
	08560 Manlleu	1	1	Santander (1)	CaixaBank (1)
	08170 Montornès del Vallès	1	1	Santander (1)	CaixaBank (1)
	08184 Palau-Solità i Plegamans	1	1	Santander (1)	CaixaBank (1)
	08150 Parets del Vallès	2	1	CaixaBank (2)	Santander (1)
	08291 Ripollet	1	1	Santander (1)	CaixaBank (1)
	08740 Sant Andreu de la Barca	2	1	Santander (1)	CaixaBank (1)
	08470 Sant Celoni	1	1	Santander (1)	CaixaBank (1)
	08960 Sant Just Desvern	1	1	Santander (1)	CaixaBank (1)
	08970 Sant Joan Despí	2	2	CaixaBank (3)	Santander (1)
	08192 Sant Quirze del Vallès	1	1	Santander (1)	CaixaBank (1)
	08770 Sant Sadurní d’Anoia	1	1	Santander (1)	CaixaBank (1)
	08620 Sant Vicenç Dels Horts	1	1	Santander (1)	CaixaBank (1)
	08222 Terrassa	1	2	CaixaBank (2)	Santander (1)
	08570 Torelló	1	1	Santander (1)	CaixaBank (1)
	08032 Barcelona	2	2	CaixaBank (5)	Santander (1)

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

	08130 Santa Perpètua de Mogoda	1	1	Santander (2)	CaixaBank (1)
	08226 Terrassa	1	1	CaixaBank (2)	Santander (1)
	08320 Masnou (El)	1	1	CaixaBank (2)	Santander (1)
	08330 Premià de Mar	1	1	CaixaBank (2)	Santander (1)
	08340 Vilassar de Mar	1	1	CaixaBank (2)	Santander (1)
	08397 Pineda de Mar	1	1	CaixaBank (2)	Santander (1)
	08440 Cardedeu	1	1	CaixaBank (2)	Santander (1)
	08490 Tordera	1	1	CaixaBank (2)	Santander (1)
	08907 Hospitalet de Llobregat(L’)	1	1	CaixaBank (2)	Santander (1)
	08019 Barcelona	1	1	CaixaBank (1)	Santander (1)
	08026 Barcelona	3	1	CaixaBank (3)	Santander (1)
	08870 Sitges	1	2	CaixaBank (2)	Santander (1)
	08930 Sant Adrià de Besòs	2	2	CaixaBank (4)	Santander (1)
	08023 Barcelona	2	1	CaixaBank (4)	Santander (1)
	08041 Barcelona	1	1	CaixaBank (3)	Santander (1)
	08914 Badalona	1	1	Santander (2)	CaixaBank (2)

Girona	17100 Bisbal d’Empordà (La)	1	1	Santander (1)	CaixaBank (1)
	17250 Castell-Platja d’Aro	1	1	Santander (1)	CaixaBank (1)
	17230 Palamós	1	1	Santander (1)	CaixaBank (1)
	17500 Ripoll	1	1	Santander (1)	CaixaBank (1)
	17190 Salt	1	1	Santander (1)	CaixaBank (1)
	17220 Sant Feliu de Guíxols	1	1	Santander (1)	CaixaBank (1)
	17430 Santa Coloma de Farners	1	1	Santander (1)	CaixaBank (1)
	17257 Torroella de Montgrí	1	1	Santander (1)	CaixaBank (1)
	17130 Escala (L’)	1	1	CaixaBank (2)	Santander (1)
	17244 Cassà de la Selva	1	1	CaixaBank (2)	Santander (1)
	17310 Lloret de Mar	1	1	CaixaBank (2)	Santander (1)
	17820 Banyoles	1	1	CaixaBank (2)	Santander (1)

Lleida	25100 Almacelles	1	1	CaixaBank (1)	Ibercaja (1)
	25250 Bellpuig	1	1	CaixaBank (1)	Ibercaja (1)
	25400 Borges Blanques (Les)	1	1	CaixaBank (1)	Ibercaja (1)
	25200 Cervera	1	1	CaixaBank (1)	Ibercaja (1)
	25620 Tremp	1	1	CaixaBank (1)	Ibercaja (1)
	25530 Vielha e Mijaran	1	1	Santander (1)	CaixaBank (1)

Tarragona	43820 Calafell	1	1	Santander (1)	CaixaBank (1)
	43400 Montblanc	1	1	Santander (1)	CaixaBank (1)
	43830 Torredembarra	1	1	Santander (1)	CaixaBank (1)
	43002 Tarragona	1	1	CaixaBank (1)	Caixa Enginyers (1)
	43480 Vila-seca	1	1	Santander (1)	CaixaBank (1)
	43700 Vendrell (El)	1	1	CaixaBank (2)	Santander (1)

Alicante	03804 Alcoy	1	1	Caixa Popular-Caixa Rural (1)	Caja De Ahorros Y M.P. Ontinyent (1)
	03006 Alicante	1	1	Santander (1)	Cajamar (1)

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

	03503 Benidorm	2	1	CaixaBank (1)	Caixa R. Callosa d’en Sarriá (1)
	03502 Benidorm	2	1	CaixaBank (1)	Targobank (1)
	03720 Benissa	1	1	Caixa R. Altea (1)	CaixaBank (1)
	03204 Elche	1	3	Santander (1)	Cajamar (1)
	03780 Pego	1	1	CaixaBank (1)	Cajamar (1)
	03770 Verger (el)	1	1	CaixaBank (1)	Cajamar (1)

Valencia	46730 Gandía	1	1	CaixaBank (1)	Caja De Ahorros Y M.P. Ontinyent (1)
	46210 Picanya	1	1	Caixa R. Torrent (1)	CaixaBank (1)
	46016 Tavernes Blanques	1	1	CaixaBank (1)	Cajamar (1)

A Coruña	15110 Ponteceso	1	1	Abanca (1)	CaixaBank (1)
	15960 Ribeira	1	1	Abanca (2)	CaixaBank (1)

Lugo	27640 Becerreá	1	1	Abanca (1)	Caixa R. Galega (1)

Madrid	28026 Madrid	2	1	CaixaBank (5)	Santander (3)
	28054 Madrid	1	1	Ibercaja (1)	Unicaja (1)

	30860 Mazarrón	1	1	CaixaBank (1)	Cajamar (1)

Murcia	30720 San Javier	2	1	CaixaBank (1)	Cajamar (1)

	30565 Torres de Cotillas (Las)	1	1	CaixaBank (1)	Cajamar (1)

Guipúzcoa	20003 San Sebastián	1	1	Kutxabank (1)	Caja Laboral (1)
	20830 Mutriku	1	1	Caja Laboral (1)	Kutxabank (1)

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IMPORTANT INFORMATION FOR INVESTORS

In connection with the proposed transaction, Banco Bilbao Vizcaya Argentaria, S.A. has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that includes an offer to exchange/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, OFFER TO EXCHANGE/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. All such documents filed with the SEC will be available free of charge at the SEC’s website at www.sec.gov.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States or elsewhere. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption therefrom.

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction, including the anticipated timing of the transaction and statements regarding the consequences of the transaction. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “should,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based upon current expectations, beliefs, estimates and assumptions that, while considered reasonable as and when made by BBVA and its management, are inherently uncertain. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. For example, the expected timing and likelihood of completion of the transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the transaction (including the required authorization or no-opposition by the Spanish National Securities Market Commission, the European Central Bank and certain anti-trust and regulatory authorities), that could reduce anticipated benefits of the transaction or cause BBVA to not be able to complete the transaction, risks related to disruption of management time from ongoing business operations, the risk that matters relating to the transaction could have adverse effects on the market price of the shares of BBVA, the risk that the transaction could have an adverse effect on the ability of BBVA or Banco Sabadell to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in a combined company (if applicable) not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or that it takes longer than expected to achieve those synergies, and other factors. All such factors are difficult to predict and are beyond BBVA’s control, including those detailed in BBVA’s annual reports on Form 20-F and current reports on Form 6-K that are available on the SEC’s website at http://www.sec.gov. BBVA undertakes no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.